REG-BAE SYSTEMS PLC Offer Update
16/08/2004

RNS Number:0254C
BAE SYSTEMS PLC
16 August 2004

Not for release, publication or distribution, in whole or in part, in, into or from Canada, Australia or Japan

16 August 2004

RECOMMENDED CASH OFFER FOR ALVIS PLC BY GOLDMAN SACHS INTERNATIONAL ON BEHALF OF BAE SYSTEMS PLC AND (IN THE UNITED STATES) BY BAE SYSTEMS PLC

level of acceptances and extension of Offer

On 3 June 2004, the boards of BAE SYSTEMS plc ("BAE Systems") and Alvis plc (" Alvis") announced the terms of a recommended cash offer for the entire issued and to be issued share capital of Alvis, to be made by Goldman Sachs International on behalf of BAE Systems outside the United States, and by BAE Systems in the United States (the "Offer"). BAE Systems posted the offer document in relation to the Offer on 1 July 2004.

The board of BAE Systems announces that as at 3.00 p.m. (London time) on 16 August 2004, the second closing date of the Offer, BAE Systems had received valid acceptances of the Offer in respect of a total of 50,440,860 Alvis Shares, representing approximately 45.4 per cent. of the issued ordinary share capital of Alvis.

Prior to the commencement of the Offer Period, BAE Systems owned 31,882,534 Alvis Shares, representing approximately 28.7 per cent. of the issued share capital of Alvis. BAE Systems has not acquired any further Alvis Shares during the Offer Period.

Accordingly, BAE Systems now owns or controls, or has received valid acceptances of the Offer in respect of, a total of 82,323,394 Alvis Shares, representing approximately 74.1 per cent. of the issued share capital of Alvis. In addition, BAE Systems also holds irrevocable undertakings to accept the Offer in respect of 10,298,861 Alvis Shares, representing approximately 9.3 per cent. of the issued share capital of Alvis.

The board of BAE Systems announces that the Offer, including the Loan Note Alternative, has been extended and will remain open for acceptance for a further 14 days until 3.00 p.m. (London time) on 30 August 2004.

On 10 August 2004 the European Commission unconditionally approved BAE Systems' acquisition of Alvis. On 12 August 2004 the South African authority approved BAE Systems' acquisition of Alvis. In Switzerland, a filing was made on 26 July 2004. The initial period for review by the Swiss competition authority will expire on or before 27 August 2004.

Forms of Acceptance not yet returned should be completed and returned in accordance with the instructions set out in the Offer Document and in the Form of Acceptance so as to be received as soon as possible and, in any event, by not later than 3.00 p.m. (London time) on 30 August 2004. If Alvis Shares are held in CREST, acceptance should be made electronically so that the TTE instruction settles as soon as possible, and in any event, not later than 3.00 p.m. (London time) on 30 August 2004. Any further extensions of the Offer will be publicly announced by 8.00 a.m. (London time) on the business day following the day on which the Offer was otherwise due to expire.

The Offer remains subject to the terms and conditions set out in the Offer Document dated 1 July 2004.

Words and expressions defined in the Offer Document shall have the same meaning when used in this announcement.

Enquiries

BAE Systems
Andy Wrathall (Investor relations) Tel: +44 1252 383 730
Richard Coltart (Press relations) Tel: +44 1252 384 875

Goldman Sachs International
(Financial adviser to BAE Systems) Tel: +44 20 7774 1000
Simon Dingemans

Goldman Sachs International is acting as financial adviser to BAE Systems in connection with the Offer and no one else and will not be responsible to anyone other than BAE Systems for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Offer.

Dresdner Kleinwort Wasserstein Limited, which is authorised and regulated by the Financial Services Authority, is acting as broker to BAE Systems in connection with the Offer and no one else and will not be responsible to anyone other than BAE Systems for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein Limited nor for providing advice in relation to the Offer.

This announcement does not constitute an offer to sell or the solicitation of an offer to purchase or subscribe for any securities.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

The Offer is not being made, and will not be made, directly or indirectly, in or into Canada, Australia or Japan and will not be capable of acceptance from Canada, Australia or Japan. Accordingly copies of the offer document and form of acceptance and any documents relating to the Offer are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Canada, Australia or Japan. Persons receiving such documents (including without limitation, nominees, trustees and custodians) should observe those restrictions and should not mail or otherwise forward, distribute or send such documents in, into or from Canada, Australia or Japan. Doing so may invalidate any related purported acceptance of the Offer.

The Offer is open to the US shareholders of Alvis. The Offer in the United States is being made directly by BAE Systems and not by Goldman Sachs International.

The Offer is being made for the securities of a non-US company. The Offer is being made in accordance with the requirements of the Code and will be subject to disclosure and procedural requirements that are different from those under United States law. Financial statements included in the offer document are prepared in accordance with non-US accounting standards that may not be comparable to those used to prepare the financial statements of US companies.

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REG-BAE SYSTEMS PLC Offer Update
17/08/2004

RNS Number:0743C
BAE SYSTEMS PLC
17 August 2004

Not for release, publication or distribution, in whole or in part, in, into or from Canada, Australia or Japan

17 August 2004

RECOMMENDED CASH OFFER FOR ALVIS PLC BY GOLDMAN SACHS INTERNATIONAL ON BEHALF OF BAE SYSTEMS PLC AND (IN THE UNITED STATES) BY BAE SYSTEMS PLC

OFFER DECLARED WHOLLY UNCONDITIONAL

On 3 June 2004, the boards of BAE SYSTEMS plc ("BAE Systems") and Alvis plc (" Alvis") announced the terms of a recommended cash offer for the entire issued and to be issued share capital of Alvis, to be made by Goldman Sachs International on behalf of BAE Systems outside the United States, and by BAE Systems in the United States (the "Offer"). BAE Systems posted the Offer Document in relation to the Offer on 1 July 2004.

The board of BAE Systems is pleased to announce that the Swiss competition authority unconditionally approved the acquisition today. The European Commission unconditionally approved BAE Systems' acquisition of Alvis on 10 August 2004, and on 12 August 2004 the South African authority unconditionally approved BAE Systems' acquisition of Alvis.

As described in the Offer Document dated 1 July 2004, now that the regulatory conditions are satisfied, and BAE Systems holds or has agreed to acquire Alvis Shares representing more than 50 per cent. of the issued share capital of Alvis, BAE Systems has waived the 90 per cent. acceptance threshold and is treating the acceptance condition as satisfied. As such, all of the conditions of the Offer as set out in the offer document have now been satisfied or waived and, accordingly, the Offer is now declared wholly unconditional. The Offer, including the Loan Note Alternative, remains open for acceptance until further notice.

Level of Acceptances and Shares owned or controlled by BAE Systems

The board of BAE Systems also announces that at 3.00 p.m. (London time) on 17 August 2004, BAE Systems had received valid acceptances of the Offer in respect of a total of 50,450,989 Alvis Shares, representing approximately 45.4 per cent. of the issued ordinary share capital of Alvis.

Prior to the commencement of the Offer Period, BAE Systems owned 31,882,534 Alvis Shares, representing approximately 28.7 per cent. of the issued share capital of Alvis. BAE Systems has not acquired any further Alvis Shares during the Offer Period.

Accordingly, BAE Systems now owns or controls, or has received valid acceptances of the Offer, in respect of a total of 82,333,523 Alvis Shares, representing approximately 74.1 per cent. of the issued ordinary share capital of Alvis. In addition, BAE Systems also holds irrevocable undertakings to accept the Offer in respect of 10,298,861 Alvis Shares, representing approximately 9.3 per cent. of the issued share capital of Alvis.

Consideration and Acceptance of the Offer

Consideration under the Offer will be despatched (in the manner set out in the Offer Document) by 31 August 2004 to those Alvis Shareholders in respect of whom valid acceptances have already been received. Consideration in respect of valid acceptances of the Offer received from today onwards will be despatched to accepting Alvis Shareholders within 14 days of such receipt.

Forms of Acceptance not yet returned should be completed and returned in accordance with the instructions set out in the Offer Document and in the Form of Acceptance, so as to be received as soon as possible. If Alvis Shares are held in CREST, acceptance should be made electronically so that the TTE instruction settles as soon as possible.

Compulsory Acquisition and De-listing

As described in the Offer Document, as and when BAE Systems receives acceptances in respect of 90 per cent. or more of the Alvis Shares, BAE Systems intends to exercise its rights pursuant to the provisions of Section 428 to 430F (inclusive) of the Companies Act to acquire compulsorily the remaining Alvis Shares to which the Offer relates.

BAE Systems intends to procure that Alvis applies to the UK Listing Authority for the cancellation of the listing of Alvis Shares on the Official List and to the London Stock Exchange for the cancellation of trading of Alvis Shares on the London Stock Exchange's market for listed securities to take effect no earlier than twenty business days from the date of this announcement and anticipated to take effect from 16 September 2004.

It is anticipated that after the Alvis Shares are de-listed, Alvis will be re-registered as a private company under the relevant provisions of the Companies Act.

The Offer remains subject to the terms and conditions set out in the Offer Document.

Words and expressions defined in the Offer Document shall have the same meaning when used in this announcement.

Enquiries

BAE Systems
Andy Wrathall (Investor relations) Tel: +44 1252 383 730
Richard Coltart (Press relations) Tel: +44 1252 384 875

Goldman Sachs International
(Financial adviser to BAE Systems) Tel: +44 20 7774 1000
Simon Dingemans

Goldman Sachs International is acting as financial adviser to BAE Systems in connection with the Offer and no one else and will not be responsible to anyone other than BAE Systems for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Offer.

Dresdner Kleinwort Wasserstein Limited, which is authorised and regulated by the Financial Services Authority, is acting as broker to BAE Systems in connection with the Offer and no one else and will not be responsible to anyone other than BAE Systems for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein Limited nor for providing advice in relation to the Offer.

This announcement does not constitute an offer to sell or the solicitation of an offer to purchase or subscribe for any securities.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

The Offer is not being made, and will not be made, directly or indirectly, in or into Canada, Australia or Japan and will not be capable of acceptance from Canada, Australia or Japan. Accordingly copies of the Offer Document and form

of acceptance and any documents relating to the Offer are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Canada, Australia or Japan. Persons receiving such documents (including without limitation, nominees, trustees and custodians) should observe those restrictions and should not mail or otherwise forward, distribute or send such documents in, into or from Canada, Australia or Japan. Doing so may invalidate any related purported acceptance of the Offer.

The Offer is open to the US shareholders of Alvis. The Offer in the United States is being made directly by BAE Systems and not by Goldman Sachs International.

The Offer is being made for the securities of a non-US company. The Offer is being made in accordance with the requirements of the Code and will be subject to disclosure and procedural requirements that are different from those under United States law. Financial statements included in the Offer Document are prepared in accordance with non-US accounting standards that may not be comparable to those used to prepare the financial statements of US companies.

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